Mewbourne Energy Partners 07-A, L.P.

3901 South Broadway

Tyler, Texas 75701

June 20, 2008

Via EDGAR and First Class Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	H. Roger Schwall
Assistant Director

Re:	Mewbourne Energy Partners 07-A, L.P.
Form 10
File No. 000-53190
Filed April 25, 2008

Dear Mr. Schwall:

Set forth below are the responses of Mewbourne Energy Partners 07-A, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2008 (the “Comment Letter”), with respect to the Partnership’s Form 10 filed with the Commission on April 25, 2008, File No. 000-53190 (the “Form 10”). For your convenience, each of the Staff’s comments is reproduced below in italics and has been numbered to correspond with the comments in the Comment Letter. Page references contained in the Company’s responses are to Amendment No. 1 to the Form 10, which is being filed simultaneously with this letter. For your convenience, we have also sent to you paper copies of this letter and marked copies of the Form 10, together with one CD-ROM that includes the requested reserve report.

Securities and Exchange Commission

June 20, 2008

General

1.	Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

RESPONSE: The Partnership acknowledges the Staff’s comment and has indicated in each applicable response where in Amendment No. 1 to the Form 10 the Staff may find the Partnership’s responsive changes.

2.	The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

RESPONSE: The Partnership acknowledges the Staff’s comment.

3.	Please provide updated disclosure with each amendment. For example, we note that updated financial statements will be needed in the amended filing.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided updated disclosure in Amendment No. 1 to the Form 10 where appropriate.

Business, page 2

4.	Please provide a chart outlining your organizational structure.

RESPONSE: The Partnership has provided a chart outlining its organizational structure as requested. Please see page 2.

5.	Please provide a summary of your proposed operations. For example, disclose the total number of wells in which you hold an interest and/or any milestones or conditions that must be met to retain such interests. Further, please state if you intend to concentrate your operations in a specific geographic region. Also, provide a discussion regarding any insurance that will be obtained by the partnership or your affiliates.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please note that because there are no milestones or conditions that must be met to retain the Partnership’s interests, none have been disclosed. Please see pages 2-6.

Securities and Exchange Commission

June 20, 2008

6.	Please expand your discussion at page 3 regarding the respective responsibilities of Mewbourne Development Corporation and Mewbourne Oil Company.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 10.

7.	Please revise this section to discuss all material laws and regulations that may have a material impact on your expenditures, competitive position, or operations.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see pages 7-8.

8.	Please provide a complete and accurate summary of all material contracts. In this regard, please provide a description of the gas, operating and drilling program agreements.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see pages 8-9.

9.	You disclose that Mewbourne Development Corporation, as managing partner, provides management functions to the partnership. You also disclose that the managing partner has appointed Mewbourne Oil Company as program manager and that “many” of the employees of MOC perform functions for MDC. If material to an understanding of the partnership’s operations, revise to clarify the number of persons at MDC versus MOC who perform functions for the partnership and specify whether any such employees are subject to any collective bargaining arrangements.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 10.

10.	Please indicate in this section and under “Directors and Executive Officers” at page seven the portion of time you expect each of the executive officers of Mewbourne Development Company and/or Mewbourne Oil Company to spend on your affairs.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see pages 10 and 14.

Liquidity and Capital Resources, page 4

11.	You state that management believes funds are sufficient to complete the wells for which funds have been committed. Revise to clarify the specific plans for drilling and completion of wells given your existing budget through the first six months of fiscal 2008.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 11.

Securities and Exchange Commission

June 20, 2008

12.	Revise to describe the “certain circumstances” specified in the partnership agreement that would result in the company using revenues or loans to fund additional capital requirements and the circumstances in which the company would receive loans from its affiliate versus a third party financial institution.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 11.

13.	Expand your discussion to identify the various drivers underlying your cash flows from operating, investing and financing activities, and to indicate the extent to which the reported amounts are indicative of your expectations for future cash flows.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 11.

Certain Relationships and Related Transactions, page 10

14.	Revise to clarify how the fee structure you reference on page 7 is consistent with the fee structure disclosed under this heading. Additionally, while we note the reference to the partnership agreement’s terms, supplement your disclosure and briefly disclose all factors considered in determining the fees payable to both Mewbourne Development Company and Mewbourne Oil Company for their administrative services.

RESPONSE: The Partnership has revised and supplemented its disclosure as requested. Please see page 17.

15.	Please state whether these transactions were on terms no less favorable than could have been obtained from non-affiliated third parties.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 17.

Balance Sheet, page 26

16.	Include a footnote to describe the rights and privileges of each class of interests as required by SFAS 129. In particular, address any differences in the rights and privileges of the interests of the managing general partner and other general partners.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see pages 37 and 47.

17.	Disclose the percentage of profits and distributions that the managing general partner is entitled, as it contributed no equity.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 37 and 48.

Securities and Exchange Commission

June 20, 2008

Statement of Cash Flows, page 29

18.	We note that you classified sales commission and marketing fees paid as a cash outflow from financing activities. Please clarify how you determined that it is appropriate to classify these costs as financing activities as opposed to operating activities. Clarify whether the costs are directly related to the capital contribution from the partners. In addition, explain how you determined that it is appropriate to record these costs directly to partner’s capital as opposed to recording the costs in the statement of operations.

RESPONSE: Because sales commission and marketing fees are associated with raising capital and are deducted from capital contributions from the partners, such costs are classified as financing activities as opposed to operating activities and are recorded directly to partners’ capital as opposed to the statement of operations.

Notes to Financial Statements

Note 1 – Significant Accounting Policies

Accounting for Oil and Gas Producing Activities, page 30

19.	We note that prepaid well costs represent payments to a related party for the acquisition, exploration and development of Oil and Gas properties for which the activities have not commenced. Please revise your disclosure to clarify when you expect these activities to commence. In addition, explain how you determined that these costs are recoverable.

RESPONSE: The Partnership has revised its disclosure as requested. Please see page 37.

Income Taxes, page 32

20.	Please explain the reasons for the significant difference in financial reporting and tax basis of your net assets.

RESPONSE: The Partnership has supplemented its disclosure as requested. Please see page 39.

Exhibits, page 55

21.	We note that you have redacted information from Exhibit 3.2, but that you have not filed a request for confidential treatment. Please file such a request, or file an unredacted version of your exhibit.

RESPONSE: The Partnership has filed unredacted versions of Exhibit 3.2 and Exhibit 3.3 as requested.

Securities and Exchange Commission

June 20, 2008

Engineering Comments

General

22.	Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

RESPONSE: The Partnership has provided the Staff with a copy of its reserve report on CD-ROM as requested.

Supplemental Oil and Gas Information (Unaudited), page 49

Changes in proved oil and gas reserves for the six months ended December 31, 2007, page 51

23.	You state that your proved reserves are 456 thousand barrels of oil and 28.8 BCF of gas and that they are essentially all proved developed. You indicate under the Properties section that you have drilled 26 gross productive wells and the net number of oil and gas wells is 5.306. This would indicate that the average reserves per well is 85.9 thousand barrels of oil and 5.4 BCF of gas. Please tell us if this is correct.

RESPONSE: The Staff’s comment refers to the net well number for the Partnership, but uses reserve data from the footnote to the financial statements of Mewbourne Development Corporation, which has a much larger reserve base thereby resulting in an erroneous calculation. Using the net number of oil and gas wells of the Partnership of 5.306 and its reserve information of 48 thousand barrels of oil and 4.591 BCF of gas, this results in average reserves per well for the Partnership of 9,046 barrels of oil and 865 MMCF of gas.

Closing Comments

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 20, 2008

Please direct any questions or comments regarding the foregoing to me at (903) 561-2900 or Robert B. Little of Vinson & Elkins L.L.P. at (214) 220-7931.

Sincerely,

MEWBOURNE ENERGY PARTNERS 07-A, L.P.

By:	Mewbourne Development Corporation, its managing general partner

/s/ J. Roe Buckley
J. Roe Buckley
Executive Vice President and Chief Financial Officer

cc: Robert B. Little, Vinson & Elkins L.L.P.